

September 12, 2011

Via E-Mail
Birge Bargmann, Chief Executive Officer
Proteo, Inc.
2102 Business Center Drive
Irvine, California 92612

> **Re: Proteo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-30728**

Dear Ms. Birge Bargmann:

We have reviewed response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 12

1.   We note your response to comment four of our letter dated July 19, 2011. Please provide us draft disclosure.

Exhibits

2.   We note your response to comment six of our letter dated July 19, 2011 and the statement that you will provide us with the appropriate analysis if you believe any of the

agreements in question are not material. Please address the agreements in prior comment six in your response letter. In this regard,

- Please confirm that you will file the following agreements with your next periodic report or provide us an analysis why they are not material: Artes Biotechnology License Agreement, Edinburgh University Agreement, Edinburgh University Memorandum of Understanding, Stanford University Agreement, and your September 28, 2006 agreement with a shareholder for a 15% interest in your operating subsidiary.
- Please confirm that you will file all of your material agreements in their entirety, as required by Item 601(b)(10) of Regulation S-K, with your next periodic report. The following agreements are missing various attachments: Wiedow License Agreement (Exhibit A); Preferred Stock Purchase Agreement (Exhibit A); and the Forbearance Agreement and General Release (Exhibits A and B).
- The Wiedow License Agreement filed as Exhibit 10.15 with your Form 10-Q filed on August 3, 2011 appears to be your original license agreement. Please confirm that you will file or incorporate by reference in future annual reports your amendment to this agreement filed with your Form 8-K filed on January 7, 2009.
- Please provide us a draft exhibit index that incorporates all of the previously omitted exhibits, including those that must be re-filed to include missing attachments.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Mark Ziebell, Esq.
       Via E-Mail